Contact: David J. Christensen                                                                        October 5, 2009
President and Chief Executive Officer
(800) 432-3378 or (716) 883-2428

Julian Reid
Chairman of the Board
+44-7768 068 200

FOR IMMEDIATE RELEASE

ASA Limited Announces Expiration and Preliminary Results of Tender Offer

BUFFALO, NY, October 5, 2009 ... ASA Limited (NYSE: ASA), a closed-end fund specializing in gold and other precious mineral investments worldwide, today announced the preliminary results of its tender offer to purchase up to 720,000 of its common shares, par value U.S. $1.00 per share, representing 10% of its issued and outstanding shares. The tender offer expired at 12:00 midnight, Eastern Time, on October 2, 2009.

Based on current information from Computershare Trust Company, N.A., the depositary for the tender offer, approximately 2,695,998 of the Company’s common shares, or approximately 37% of its issued and outstanding shares, were tendered through the expiration date. This total includes 132,914 shares tendered pursuant to Notices of Guaranteed Delivery. These numbers are subject to adjustment and should not be regarded as final. Because the number of shares tendered exceeded 720,000 shares, the Company will purchase shares duly tendered on a pro rata basis in accordance with the number of shares duly tendered by each shareholder.

No more than a total of 720,000 duly tendered shares will be accepted for payment at a price of $76.11 per share, the amount equal to 98% of $77.66, the net asset value per share as determined by the Company at the close of regular trading on the New York Stock Exchange on October 2, 2009. The Company will announce the final number of shares duly tendered and accepted pursuant to the tender offer as soon as such information is available.

D. F. King & Co., Inc. has been retained as information agent for the tender offer. Shareholders who have questions about the tender offer may call the information agent collect at (212) 269-5550 (for banks and brokers) or toll-free at (800) 290-6431.

Additional information regarding the Company may be found at www.asaltd.com.